UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-40472

A2Z CUST2MATE SOLUTIONS CORP.

(Registrant)

1600-609 Granville Street

Vancouver, British Columbia V7Y 1C3 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Exhibit 99.1 and Exhibit 99.2 are hereby incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-295138), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A2Z CUST2MATE SOLUTIONS CORP.
(Registrant)

Date August 12, 2026	By	/s/ Gadi Graus
Gadi Graus
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2026

99.2	Management’s Discussion and Analysis for the three and six months ended June 30, 2026

99.3	Certificate of Interim Filings CEO dated August 12, 2026

99.4	Certificate of Interim Filings CFO dated August 12, 2026

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)